UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                                 T-REX OIL, INC.
                            fka RANCHER ENERGY CORP.
             ------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, $0.0001 per share
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   75188R106
              ------------------------------------------------------
                                (CUSIP Number)

                                 DONALD WALFORD
                               1434 Baseline Road
                                Boulder, CO 80203
                                 (720) 502-4483
             ------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                 ---------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75188R106

1.   NAMES OF REPORTING PERSONS:

     Donald Walford

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):(a) /_/
                                                                         (b) /_/
3.   SEC USE ONLY:

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): /_/

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

     United States

                             7.  SOLE VOTING POWER:

                                 1,100,000
      NUMBER OF SHARES
      BENEFICIALLY OWNED     8.  SHARED VOTING POWER:
      BY EACH REPORTING
      PERSON WITH                0

                             9.  SOLE DISPOSITIVE POWER:

                                 1,100,000

                             10. SHARED DISPOSITIVE POWER:

                                 0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     1,100,000 shares

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): /_/

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     14.09% Common Stock

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     IN

ITEM 1. SECURITY AND ISSUER
---------------------------

The security for which this report is made is the common stock, par value $0.0001 per share, of T-Rex Oil, Inc. fka Rancher Energy Corp., a Colorado corporation (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.
--------------------------------

This statement on Schedule 13D is being filed on behalf of Donald L. Walford, an individual. The address of Mr. Walford is 1434 Baseline Road, Boulder, CO 80203.

Mr. Walford was appointed Director, Chief Executive Officer, President and Acting Chief Accounting Officer of T-Rex Oil, Inc. in August 2014.

Mr. Walford served as Three Forks, Inc. Chief Executive Officer from the inception of the Company through October 22, 2013. At that time he was appointed the Executive Vice President of Finance. He has been a Director since 2012.

Mr. Walford has served as a Director and Broker from 1990 to date of Colorado Landmark Reality. He has served as the Chairman and Vice President of Eveia Medical from 2007 through 2010.

Mr. Walford was licensed as a principal, NASD Series 7, commodities broker and all other principal securities licenses including an Allied Member of the New York Stock Exchange, from 1967 through 1992.

Mr. Walford has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Mr. Walford has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Walford is a citizen of the United States of America.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

On February 12, 2013, Mr. Walford  purchased  1,100,000  shares of common stock.
Mr. Walford was appointed Director, Chief Executive Officer, President and Acting Chief Accounting Officer of T-Rex Oil, Inc. in August 2014.


ITEM 4. PURPOSE OF TRANSACTION
------------------------------

Mr. Walford is sole owner of the 1,100,000 shares of the Company and as such has the ability to vote the shares. In addition, Mr. Walford is Director, Chief Executive Officer, President and Acting Chief Accounting Officer of T-Rex Oil, Inc., as such Mr. Walford may influence the following which relate to, or could result in the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D as follows: a) acquisitions of prospects which continue for Issuer, based on the business judgment of the continuing board of directors b) the reporting persons intend to formulate a plan to recapitalize the Issuer for at least $10,000,000, (although there can be no assurance that the Issuer will successfully achieve that, or any, additional debt or equity capitalization) c) further, the Reporting persons may seek shareholder approval and authorization for preferred stock; d) authorization of preferred stock will require amendments to the Articles of Incorporation.

The Reporting Person may, at any time and from time to time, review or reconsider their position and/or change his purpose and/or formulate plans or proposals with respect thereto.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
--------------------------------------------

The percentages of outstanding shares of T-Rex Oil, Inc. common stock reported below are based on the statement that as of February 18, 2015, there were 7,808,165 shares of T-Rex Oil, Inc. common stock outstanding.

     (a) Mr. Walford beneficially owns or may be deemed to beneficially own shares of T-Rex Oil, Inc. common stock as follows:

                                    No. of Shares            % of Class
                                    -----------------        -------------
         Common Shares              1,100,000                14.09%
                                    -----------------        -------------
                                    1,100,000                14.09%

     (b) For information regarding the number of shares of T-Rex Oil, Inc. common stock as to which Mr. Walford holds or shares or may be deemed to hold, reference is made to items (7) - (12) of the cover page for this statement on
Schedule 13D.

     (c) Other than as set forth herein, there have been no transactions in shares of T-Rex Oil, Inc. common stock effected by Mr. Walford during the past 60 days.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities: Not Applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
--------------------------------------------------------------------------------

Mr. Walford has no contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of T-Rex Oil, Inc., other than as described in this statement on Schedule 13D.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
-----------------------------------------

Not Applicable

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Date: February 18, 2015



                                       /s/ Donald Walford
                                       ---------------------------------
                                       Donald Walford, Individual